July 9, 2018

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549-6010

Attention:	Amanda Ravitz
Caleb French
Michael Fay
Gary Todd

Re:	Establishment Labs Holdings Inc. Registration Statement on Form S-1 Filed June 21, 2018 File No. 333-225791
Dear Ms. Ravitz:
This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 6, 2018, to Juan Jose Chacon Quiros, Chief Executive Officer of Establishment Labs Holdings Inc. (the “Company”) regarding the Registration Statement on Form S-1, File No. 333-225791, filed by the Company on June 21, 2018 (the “Registration Statement”).
Simultaneously with the filing of this letter, the Company is filing an Amendment No. 1 to Registration Statement on Form S-1 (the “July Filing”), responding to the Staff’s comments and updating the Registration Statement. This letter sets forth the comments of the Staff in the comment letter (bold, italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing a copy of the July Filing, together with a copy that is marked to show the changes from the Registration Statement. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on June 21, 2018), all page references herein correspond to pages in the July Filing, as applicable.

Third-Party Retrospective Data, page 4

1.
Expand your response to prior comment 4 to disclose your relationship with and your medical advisory board member’s relationship with Dolan Park Hospital. In this regard, we note your disclosure on page 94 and the agreement filed as exhibit 10.20.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 4 to disclose its relationship with, and its medical advisory board member’s relationship with, Dolan Park Hospital.

Risk Factors, page 14

2.
Given your response to prior comment 5 indicating that patients may input personal data onto your app or website, provide us your analysis of whether you face material cybersecurity or personal data privacy risks. For example, it is unclear how using “industry-standard cybersecurity measures” and a “specialized third-party data service provider” means you do not face risks related to storing personal data through your electronic platforms.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added a new risk factor on page 35 that describes material cybersecurity or personal data privacy risks related to the Company’s app or website.
10-Year Prospective Trial: 4- and 7-year Data, page 85

3.
Expand your response to prior comment 9 to tell us the value of the products provided to the trial’s participating doctors and whether Regulation S-K Item 404 requires disclosure of the doctor’s interest in the trial.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it estimates the total value of products provided to the participating doctors and/or their surgery center free of charge (in addition to the implants that were provided to the patients in the trial free of charge by the doctors) were less than an aggregate of $150,000 paid over several calendar years. The Company further advises the Staff that these products were provided prior to 2015, and therefore it does not believe that disclosure under Regulation S-K Item 404 is required.

Exhibits

4.	We note your response to prior comment 10; however, the following exhibits or attachments appear to be missing.

•	Exhibits B, C and D to exhibits 10.6 and 10.7;

•	Exhibits A and C to exhibit 10.10;

•	Schedules 1.1, 1.2, 1.3, 2.1, 2.2 and 2.3 to exhibit 10.13;

•	Schedules One through Eleven to exhibit 10.14;

•	Exhibits 1 through 9 to exhibit 10.15;

•	Exhibit One to exhibit 10.16;

•	Exhibits A and C to exhibit 10.19;

•	The Data Sheet and Exhibits I and II to exhibit 10.20;

Please file these missing items or advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will refile the referenced exhibits by filing an amendment to the Registration Statement as soon as reasonably practical after the July Filing.
.

* * *

Please direct any questions with respect to the Company’s responses or the July Filing to me at (650) 565-3588 or esatusky@wsgr.com.

Sincerely,

/s/ Elton Satusky

Elton Satusky

Enclosures

cc (w/ enclosures):	Juan Jose Chacon Quiros, Chief Executive Officer, Establishment Labs Holdings Inc.
J. Casey McGlynn, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Mark B. Weeks, Cooley LLP
Frank F. Rahmani, Cooley LLP
John T. McKenna, Cooley LLP